TERAX ENERGY, INC.
One Galleria Tower
13355 Noel Road, Suite 1370
Dallas, TX 75240
Tel: (972) 503-0900

 INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about May 1, 2007, by Terax Energy, Inc. (the "Company") to the holders of record of shares of its common stock, $0.001 par value per share as of the close of business on April 27, 2007. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     You are receiving this Information Statement in connection with the appointment of one new member to the Company’s Board of Directors, in connection with the Company’s entry into a Purchase and Sale Agreement with Westar Oil, Inc. (“Westar”) pursuant to which the Company agreed to sell 55% of the issued and outstanding shares of common stock of the Company. At the initial closing the Company sold 9% of its issued and outstanding common stock at a price of $0.21 per share for a consideration of $129,780. Pursuant to the terms of the Purchase and Sale Agreement a second closing will be held, provided that as of July 15, 2007, there shall not be any bankruptcy or insolvency proceeding against the Company, pursuant to which the Company will sell to Westar 46% of its issued and outstanding common stock at a price of $0.21 per share.

     This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

CERTAIN INFORMATION REGARDING THE COMPANY

     Changes in the Company’s Board of Directors and Management Following the Acquisition - At the initial closing of the Purchase and Sale Agreement on April 26, 2007, Linda Contreras was appointed the Chief Executive Officer of the Company, effective immediately. Pursuant to the terms of the Purchase and Sale Agreement, David Pratt, the Company’s sole director, submitted an undated signed resignation letter which the Company’s Board of Directors will date and accept upon the filing of the Schedule 14f-1.

DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue up to 300,000,000 shares of common stock, par value $.001. As of April 27, 2007, there were 3,066,631 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock

     We are authorized to issue up to 5,000,000 shares of “blank check” preferred stock, none of which are authorized or issued.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information, as of April 27, 2007 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

	Common Stock	Percentage of
Name of Beneficial Owner (1)	Beneficially Owned	Common Stock (2)
Linda Contreras	-	-
Lawrence Finn	30,000	0.81%
David Pratt	1,250	0.03%
Westar Oil, Inc.	618,000	16.77%
Magnetar Capital Master Fund, Ltd.	185,000	5.02%

All officers and directors as a group (5 persons)

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Terax Energy, Inc. 13355 Noel Road, 1370 One Galleria Tower, Dallas, TX 75240.

(2)

Applicable percentage ownership is based on 3,684,631 shares of common stock outstanding as of April 30, 2007, together with securities exercisable or convertible into shares of common stock within 60 days of April 30, 2007 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of April 30, 2007 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     No Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

Management of the Company Subsequent to the Acquisition

MANAGEMENT

Executive Officers and Directors

     The following are the names and certain information regarding the Company’s Directors, Director Nominees and Executive Officers following the Acquisition. The Company plans to appoint the Director Nominees to the Company’s Board of Directors approximately ten days after the date the Company transmits to all holders of record of the Company’s common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. There are no family relationships among any of the Company’s Directors, Director Nominees and Executive Officers.

Name	Age	Position
Linda Contreras	26	Chief Executive Officer and Director

     Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors

     Linda Contreras, Chief Executive Officer. On April 26, 2007, Linda Contreras was appointed as the Company’s Chief Executive Officer. From 2004 Ms. Contreras served as the head of the acquisition team at Summitt Oil & Gas, Inc. in Beverly Hills, California. Ms. Contreras leads the acquisitions team in the evaluation of offerings in oil and gas development programs, and provides economic analysis of all proposed acquisitions, divestitures, and drilling activities. Ms. Contreras also serves as a Director of National Healthcare Technology, Inc. a publicly traded entity whose securities are quoted on the OTCBB. Ms. Contreras received her Bachelor of Arts in Political Science from the University of California at Berkeley in 2003.

Shareholder Communications

     The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

     The following table sets forth information with respect to the total compensation paid or accrued by us for the twelve months period ended June 30, 2006, six month period ended June 30, 2005 and the three years ended December 31, 2004 on behalf of each of our named executive officers during such periods.

SUMMARY COMPENSATION TABLE

	ANNUAL COMPENSATION				LONG TERM COMPENSATION

					Awards		Payouts	All
Position Name and Principal	Year	Salary	Bonus	Other	Restricted	Securities		other
		($)	($)	annual	stock	underlying	LTIP	compen -
				compensation	award(s)	options/SARs	payouts	sation ($)
				($)	($)	(#)	($)

J. William Rhea IV (1)	2005 (2)	$93,454	Nil	Nil	Nil	Nil	Nil	Nil
Chief Executive Officer	2006	$48,958

Bill Chester (3)	2005 (2)	$7,500	Nil	Nil	Nil	Nil	Nil	Nil
President	2006	$37,500

Joseph Wilson (4)	2005 (2)	Nil
President	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil

Lawrence J. Finn (5)	2006	$109,375	Nil	Nil	Nil	Nil	Nil	Nil
President, CEO and CFO

Richard C. Binz (6)	2006	$41,850	Nil	Nil	Nil	Nil	Nil	Nil

Controller and CAO

Sam M. Governale (7)	2006	$113,333	Nil	Nil	Nil	Nil	Nil	Nil
Vice President of Operations

(1)	Appointed Chief Executive Officer May 27, 2005 and terminated on October 31, 2005.

(2)	Six Month Period Ended June 30, 2005.

(3)	Appointed President March 22, 2005. Resigned as President and appointed as Vice President on May 27, 2005. Resigned as Vice President on October 1, 2005.

(4)	Resigned as President March 22, 2005.

(5)	Appointed Interim Chief Executive Office and Chief Financial Officer on November 10, 2005 and President and Chief executive Officer on January 29, 2006.

(6)	Appointed Controller and CAO on January 26, 2006 and resigned as Controller and CAO on August 25, 2006.

(7)	Appointed as Vice President of Operations on September 29, 2005.

During the years ended December 31, 2004 and 2003, we did not pay any compensation to our named executive officers.

Director Compensation

     Members of our Board of Director who are not otherwise employed by us will receive an annual compensation of $10,000 which will be paid in equal quarterly payments. In addition, each non-employee director will receive 25,000 shares of our common stock, 12,500 will be issued upon their appointment to the Board of Directors and 12,500 will be issued upon the first anniversary after joining the Board, which shares will be issued pursuant to the 2006 Terax Energy, Inc. Incentive Stock Plan.

     The Chairman of our Audit Committee will be paid an annual compensation of $10,000 which will be paid in equal quarterly payments. Each member of the Audit Committee will receive an annual compensation of $5,000 which will be paid in equal quarterly payments.

     Each member of our Board of Directors will be reimbursed for all reasonable out of pocket expenses incurred for travel to and from board and committee meetings and in the performance of his duties as a member of our Board of Directors.

Benefit Plans

We do not have a defined benefit, pension plan, profit sharing, or other retirement plan.

     On February 27, 2006, the Board of Directors adopted the 2006 Terax Energy, Inc. Incentive Stock Plan. In May 2006, we obtained the written consent of shareholders owning a majority of the Company’s stock to the Company’s 2006 Stock Incentive Stock Plan.

Description of the 2006 Terax Energy, Inc. Incentive Stock Plan

     The 2006 Incentive Stock Plan has initially reserved 3,200,000 shares of common Stock for issuance. Under the 2006 Incentive Stock Plan, options may be granted which are intended to qualify as Incentive Stock Options ("ISOs") under Section 422 of the Internal Revenue Code of 1986 (the "Code") or which are not ("Non-ISOs") intended to qualify as Incentive Stock Options there under. In addition, direct grants of stock or restricted stock may be awarded.

     Purpose. The primary purpose of the 2006 Incentive Stock Plan is to attract and retain the best available personnel in order to promote the success of our business and to facilitate the ownership of our stock by employees and others who provide services to us.

     Administration. The 2006 Incentive Stock Plan is administered by our Board of Directors, as the Board of Directors may be composed from time to time. Notwithstanding the foregoing, the Board of Directors may at any time, or from time to time, appoint a committee of at least two members of the Board of Directors, and delegate to the committee the authority of the Board of Directors to administer the 2006 Incentive Stock Plan. Upon such appointment and delegation, the committee shall have all the powers, privileges and duties of the Board of Directors, and shall be substituted for the Board of Directors, in the administration of the 2006 Incentive Stock Plan, subject to certain limitations.

     Eligibility. Under the 2006 Stock Incentive Plan, options may be granted to key employees, officers, directors or consultants of the Company, as provided in the 2006 Stock Incentive Plan.

     Terms of Options. The term of each option granted under the 2006 Incentive Stock Plan shall be contained in a stock option agreement between the optionee and Terax Energy and such terms shall be determined by the Board of Directors consistent with the provisions of the 2006 Stock Incentive Plan, including the following:

     (a) Purchase Price. The purchase price of the common stock subject to each incentive stock option shall not be less than the fair market value (as set forth in the 2006 Incentive Stock Plan), or in the case of the grant of an incentive stock option to a principal stockholder, not less that 110% of fair market value of such common stock at the time such option is granted. The purchase price of the common stock subject to each non-incentive stock option shall be determined at the time such option is granted, but in no case less than 85% of the fair market value of such common stock at the time such option is granted;

     (b) Vesting. The dates on which each option (or portion thereof) shall be exercisable and the conditions precedent to such exercise, if any, shall be fixed by the Board of Directors, in its discretion, at the time such option is granted. All options or grants which include a vesting schedule will vest in their entirety upon a change of control transaction as described in the 2006 Incentive Stock Plan;

     (c) Expiration. The expiration of each option shall be fixed by the Board of Directors, in its discretion, at the time such option is granted; however, unless otherwise determined by the Board of Directors at the time such option is granted, an option shall be exercisable for ten years after the date on which it was granted, or five years for grants to certain executive officers. Each option shall be subject to earlier termination or repurchase as expressly provided in the 2006 Incentive Stock Plan or as determined by the Board of Directors, in its discretion, at the time such option is granted;

     (d) Transferability. No option shall be transferable, except by will or the laws of descent and distribution, and any option may be exercised during the lifetime of the optionee only by such optionee. No option granted under the 2006 Incentive Stock Plan shall be subject to execution, attachment or other process;

     (e) Option Adjustments. The aggregate number and class of shares as to which options may be granted under the 2006 Incentive Stock Plan, the number and class shares covered by each outstanding option and the exercise price per share thereof (but not the total price), and all such options, shall each be proportionately adjusted for any increase decrease in the number of issued common stock resulting from split-up spin-off or consolidation of shares or any like Capital adjustment or the payment of any stock dividend; and

     (f) Termination, Modification, And Amendment. The 2006 Incentive Stock Plan (but not options previously granted under the plan) shall terminate ten years from the date of its adoption by the Board of Directors, and no option or shares shall be granted after termination of the 2006 Incentive Stock Plan. Subject to certain restrictions, the 2006 Incentive Stock Plan may at any time be terminated and from time to time be modified or amended by the affirmative vote of the holders of a majority of the outstanding shares of the capital stock of the Terax Energy present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable laws of the State of Nevada.

     On February 27, 2006, the Board of Directors approved certain stock grants to four employees, subject to the approval of shareholders of Terax Energy. In May 2006, we obtained the written consent of shareholders owning a majority of the Company’s stock to the Company’s 2006 Stock Incentive Stock Plan. With respect to each of the following grants, 40% of such shares would be earned on January 1, 2007 and 60% would be earned on January 1, 2008.

Grantee	Position	Shares
Lawrence J. Finn	CEO and CFO	30,000*
Sam M. Governale	VP Operations	12,500*
Joyce Moore	Secretary	5,000*

* Reflects reverse stock split of 20 to 1 effective January 29, 2007

Indemnification Agreements

     On December 23, 2005, we entered into indemnification agreements with our then current officers and members of the Board of Directors. The agreements were unanimously approved by the Board of Directors and were deemed to be effective as of May 18, 2005.

     Pursuant to the agreements, each indemnitee is indemnified to the fullest extent permitted by law for all judgments, penalties, fines, settlement amounts, costs, or expenses which they may incur as a result of or in connection with their service to Terax Energy.

Certain Relationships and Related Transactions

     Except as disclosed below, none of the following parties has in the last two fiscal years had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; or
  Any relative or spouse of any of the foregoing persons who has the same house as such person.

     On June 1, 2005, we acquired all of the issued and outstanding securities of Erath Energy Inc. from Holywell Technological Investments Ltd. and First Finance Limited. Bill Chester, one of our directors at the time of the acquisition, was also a director of Erath Energy Inc. First Finance Limited is controlled by Andrew Hromyk, who subsequently was appointed to our board of directors. First Finance Limited received 289,910 of the 1,590,000 shares issued.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terax Energy, Inc.

By:	/s/ Linda Contreras
Linda Contreras
Chief Executive Officer